UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PIXELWORKS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options To Purchase Common Stock, $0.001 Par Value, of Pixelworks, Inc.
Granted to Eligible Employees Under The Pixelworks, Inc. 2006 Stock Incentive Plan
(Title of Class of Securities)

72581M 10 7
(CUSIP Number of Class of Securities)

Michael D. Yonker
Vice President, Chief Financial Officer, Secretary and Treasurer
Pixelworks, Inc.
8100 SW Nyberg Road
Tualatin, Oregon 97062
(503) 454-1750
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:
Karen Dreyfus, Esq.
O’Melveny & Myers LLP
2765 Sand Hill Road, Menlo Park, California 94025
(650) 473-2600
CALCULATION OF FILING FEE

Transaction Valuation	Amount of filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

	Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐.

This Tender Offer Statement on Schedule TO is being filed by Pixelworks, Inc. (“Pixelworks” or “Company”) pursuant to General Instruction D to Schedule TO.
Explanatory Note
On August 1, 2006, the Board of Directors of Pixelworks authorized, subject to shareholder approval, a voluntary exchange program that will permit our eligible employees to exchange certain outstanding options under certain Pixelworks stock option plans for a lesser number of stock options (the “Exchange Program”).
On September 5, 2006, the Company filed with the Securities and Exchange Commission a preliminary proxy statement regarding a Special Meeting of the Shareholders of Pixelworks expected to be held as soon as practicable in order to approve the Exchange Program. A copy of this preliminary proxy statement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On September 5, 2006, Michael D. Yonker, the Company’s Vice President and Chief Financial Officer, sent an e-mail to all employees regarding the proposed Exchange Program, together with an Employee Stock Option Exchange Program Frequently Asked Questions (FAQ). The e-mail and the FAQ are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.
Additional Information and Where to Find It
Pixelworks has not commenced the exchange program referred to in the exhibit hereto. If the exchange program is approved by the shareholders, Pixelworks will provide eligible employees with written materials explaining the full terms and conditions of the program, and will also file these materials with the Securities and Exchange Commission. WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OPTION EXCHANGE PROGRAM.
After the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and on Pixelworks’ website at www.pixelworks.com and by contacting Pixelworks Investor Relations department at 8100 SW Nyberg Road, Tualatin, Oregon 97062, telephone (503) 454-1750.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Preliminary Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on September 5, 2006.

99.2	Email from Michael D. Yonker, Vice President and Chief Financial Officer of the Company, transmitted on September 5, 2006 to all employees of the Company regarding the special meeting of shareholders to be held as soon as practicable.

99.3	Employee Stock Option Exchange Program Frequently Asked Questions from Michael D. Yonker, Vice President and Chief Financial Officer of the Company, transmitted on September 5, 2006 to all employees of the Company.

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